FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  Mexican Restaurants, Inc. (CASA)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  11/2001

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  / /      Officer (give title below)
                  /X/      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  11/27/2001

3.   Transaction Code (Instr. 8)
                  Code:             P
                  V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  Amount            78,000 shares
                  (A) or (D)        (A)
                  Price             $2.77  per share

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                  753,000

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  I:  691,000*   By D3 Family Fund, LP*
                  I:   25,000**  By The Nierenberg Family 1993 Trust**
                  I:    3,000*** By Toxford Corporation***
                  I:    6,000*** By James Henry Hildebrand***
                  I:   28,000*** By Haredale, Ltd.***

* The Reporting Person is the sole shareholder of Nierenberg Investment Management Company, the General partner of the D3 Family Fund, L.P.
** The Reporting Person is the trustee and a beneficiary of The Nierenberg Family 1993 Trust.
*** The Reporting Person is authorized to trade on behalf of these individuals/companies and receives financial compensation from his trading.

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  See footnotes to Item 6., above,

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  Stock Option for Non-Emoloyee Directors

2.   Conversion or Exercise Price of Derivative Security
                  $2.50 - $3.50 per share

3.   Transaction Date (Month/Day/Year)
                  2/28/00 - 7/30/01

4.   Transaction Code (Instr. 8)
                  P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  Date        No. of         Exercise       Expiration
                 of Grant     Shares         Price ($)      Date
                 --------     ------         ---------      ----------
                 2/28/00      1500           3.50            2/28/10
                 5/23/00      2000           3.00            5/23/10
                 8/22/00      1600           3.50            8/22/10
                11/14/00      1500           2.50           11/14/10
                 2/12/01      1500           2.77            2/16/11
                 5/17/01      1700           2.75            5/17/11
                 7/30/01      1500           3.00            7/30/11

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          All options are excercisable now and exprie from 2/28/10 to 7/30/11.

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Common shares

8.   Price of Derivative Security (Instr. 5)
                  $2.50 - $3.50 per share

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  11,300

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
          All options are for CASA common stock. They have been issued pursuant to the company's Stock Option Plan for Non-Employee Directors. The options are each exercisable for 10 yewars from the date of each grant.


                         /s/ David Nierenberg                          12/10/01
                         ----------------------------------------      --------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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